Mail Stop 3561

May 30, 2006

Angeliki Frangou
Chief Executive Officer
Navios Maritime Holdings Inc.
85 Akti Miouli Street
Piraeus, Greece 18538

Re: **Navios Maritime Holdings Inc.**
          Amendment No. 3 to Registration Statement on Form F-1
          Filed on May 16, 2006
          File No. 333-129382

Dear Mr. Frangou,

          We have reviewed your responses to the comments in our letter dated May 4, 2006 and have the following additional comments.

Operating and Financial Review and Prospects, page 25
For the year ended December 31, 2005 compared to the year ended December 31, 2004, page 35

  1. We note your response to prior comment 6. We believe that your revised disclosure remains somewhat vague. Please expand your discussion to better explain why you scheduled redelivery of chartered-in vessels. Was this a way of managing operating risks or was the scheduling decision based on some other business reason? Please expand your disclosure to help investors better understand why you planned to lower your available days.

Navios Maritime Holdings Inc. Financial Statements
Consolidated Statement of Cash Flow, page F-6

  2. We reissue our prior comment 15 and again request that you reclassify deferred dry dock and special survey costs to cash flows from operating activities.

Consolidated Statements of Stockholders Equity, page F-8

3. Please revise your statement of changes in stockholders' equity for the period from August 25, 2005 through December 31, 2005 to reflect all of ISE's outstanding shares on the date of the downstream merger of 39,900,000 common shares on the line item "downstream merger" rather than including 874,584 shares on the line item "push down of purchase accounting."

Notes to the Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies, page F-9
(o) Deferred Financing Costs, page F-13

4. Please refer to our prior comment 17. Provide us with your present value calculation including the discount rate used and your basis or rationale for the discount rate selected. Also, it appears that you are netting the cash outflows for payments to be made under the new debt with the total amount of additional cash to be received from the creditor. Please explain why you believe this treatment is appropriate and in accordance with the guidance in EITF 96-19 or other relevant accounting literature.

5. In a related matter, please tell us whether your new credit facility provides for subsequent borrowings of any amounts previously paid.

Note 7. Vessels, Port Terminal and Other Fixed Assets, page F-25

6. We have reviewed your response to our prior comment number 19 in which you provided us with a summary of the cash and non-cash components of the purchase prices for your vessel acquisitions. Please tell us in further detail the specific nature of the non-cash components of the purchase prices for the vessels the Meridian and Mercator which totaled $6.8 million and $6.6 million respectively. In this regard, we are unclear as to why favorable lease terms would represent part of the acquisition costs for these vessels. Please advise or revise as appropriate. We may have further comment upon receipt of your response.

Undertakings, page II-4

7. While we note your response to prior comment 21, please further revise this section to provide the undertaking required by Item 512(a)(5) of Regulation S-K.

* * * * *

        As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review.

Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- The action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- The company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Heather Tress at (202) 551-3624 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Morris at (202) 551-3314 or me at (202) 551-3454 with any other questions.

Sincerely,

Sara D. Kalin
Branch Chief—Legal

cc: Via Facsimile
        Kenneth Koch (Mintz Levin)